SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                                (Amendment No. 5)


                             ML MEDIA PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                               AKULA PARTNERS LLC
                             AQUITANIA PARTNERS L.P.
                          AQUITANIA (QP) PARTNERS L.P.
                            MAURETANIA PARTNERS L.P.
                             PROVIDENCE CAPITAL, LLC
                      (Names of Filing Persons (Offerors))

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                   55307J 10 2
                      (CUSIP Number of Class of Securities)

                                  Vince Vertin
                             Providence Capital, LLC
                          261 School Avenue, Suite 400
                           Excelsior, Minnesota 55331
                                 (952) 401-6100
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With copies to:

                              Brian T. Black, Esq.
                            Matthew F. Bergmann, Esq.
                              Winston & Strawn LLP
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600

                            CALCULATION OF FILING FEE

                TRANSACTION VALUATION*   AMOUNT OF FILING FEE
                ---------------------    --------------------
                   $ 9,870,000.00              $ 798.48

----------
*For purposes of calculating the filing fee only. This amount assumes the purchase of 13,160 Units of the subject company at $750 in cash per Unit. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the aggregate amount of the cash offered by the Purchaser.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $798.48         Filing Party:  Akula Partners LLC
Form or Registration Number: 005-50572   Date Filed: November 13, 2003,
                                                     November 26, 2003,
                                                     December 5, 2003,
                                                     December 9, 2003
                                                     and December 18, 2003


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  INTRODUCTION


        This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (which together with Amendment Nos. 1, No. 2, No. 3 and No. 4 to the Tender Offer Statement on Schedule TO constitute the "Tender Offer Statement"), filed with the Securities and Exchange Commission on November 13, 2003 and as amended November 26, 2003, December 5, 2003, December 9, 2003 and December 18, 2003, relating to the tender offer by Akula Partners LLC (the "Purchaser"), Aquitania Partners L.P., Aquitania (QP) Partners L.P., Mauretania Partners L.P. and Providence Capital, LLC to purchase up to 13,160 units of limited partnership interest ("Units") of ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $750 per Unit in cash, reduced by any cash distributions made or declared on or after November 13, 2003 (to the extent the Purchaser does not receive such distributions with respect to any Units accepted for payment), without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 13, 2003, as amended December 5, 2003 (as amended, the "Offer to Purchase"), and in the related Agreement of Assignment and Transfer and accompanying documents. Terms used but not otherwise defined in this Amendment No. 5 shall have the meanings given to such terms in the Tender Offer Statement or the Offer to Purchase, as applicable.

        This Amendment No. 5 is filed to reflect the expiration and results of the Offer.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 of the Tender Offer Statement is hereby amended and supplemented by including the following:

        The Offer expired at 5:00 p.m., New York City time, on Tuesday, December 30, 2003. Based upon a preliminary count, approximately 2,857 Units were validly tendered pursuant to the Offer and not withdrawn (representing approximately 1.52% of the total number of outstanding Units). The Purchaser has accepted for payment in accordance with the terms of the Offer all of such tendered Units. Upon payment for these Units in accordance with the terms of the Offer, the Purchaser will beneficially own approximately 1.52% of the total number of outstanding Units. Payment for Units validly tendered and not withdrawn is expected to be made in January 2004 in accordance with the terms of the Offer. If the Purchaser does not receive confirmation from the Partnership by February 29, 2004 that all Units tendered in the Offer have been transferred to the Purchaser, it will return to Unitholders promptly after such date all Units with respect to which it has not received such confirmation.


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

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify, in each of the capacities set forth below, that the information set forth in this statement is true, complete and correct.


Dated: December 31, 2003


                           AKULA PARTNERS LLC

                               By:  PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                    President


                           AQUITANIA PARTNERS L.P.

                               By:  PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                    President


                          AQUITANIA (QP) PARTNERS L.P.

                               By:  PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                    President


                           MAURETANIA PARTNERS L.P.

                               By:  PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    -----------------------
                                    President


                           PROVIDENCE CAPITAL, LLC

                               By:  /s/ JOHN C. KOPCHIK
                                    ---------------------------
                                    President

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